KRESTON ME CONSULTING


Quality International
Quality International

"QUALITY INTERNATIONAL CO. LTD FZC "

BUSINESS VALUATION REPORT AS ON 31 DECEMBER 2021

KRESTON MENON

Proposal Ref: 22-037-03

Dubai, UAE

7 October 2022

The Management
ILUS INTERNATIONAL
Dubai, U.A.E.

We are pleased to present our report on the valuation of "Quality International Co. Ltd FZC." ('the target company' or 'Quality' or 'the Company') as on 31 December 2021 as per our proposal reference 22-037-03.

The valuation of "Quality International Co. Ltd FZC." has been performed to arrive at the value of the Company, at the request of our client ILUS International ('ILUS' or 'the Potential Investor' or 'Client') who had intended to acquire 51% holding of the Target Company. For the purpose of valuation of the Company, the cut-off date considered for valuation 31st December 2021.

The valuation of Quality International Co. Ltd FZC have been performed as part of an internal practice for the management of the client in arriving at the value of the company. The cut-off date considered for valuation is 31st December 2021.

For the purpose of arriving at the value of the company as on 31st December 2021, valuation has been conducted based on Discounted Cash Flow (DCF) Method.

All the figures of this report are presented in US Dollar unless specifically stated. The Valuation exercise is performed by converting Dirhams into US Dollar by using conversion rate of US Dollar 3.67 per U.A.E. Dirhams.

Based on the study, the value of equity of the Company based on discounted cash flow method as on 31st December 2021 is estimated at below.

Methodology	Amount in USD
Discounted Cash flow Method	300 Million

The values arrived at can be considered as the business valuation range for the Target Company. It is for ILUS to assess the Target Company's value and our reports are only to assist ILUS in this process. The decision on the appropriate value is at the pure discretion of ILUS, based on its discussion with the Target Company.

As on the valuation cut-off date, the shareholding structure and a brief history of the Company is as follows-

Name of the Shareholder	No of shares	Amount in AED	% Shareholding
Mr. Ramakrishnan Saseendran Kodapully	75	75000	50%
Gerab National Enterprises LLC	75	75000	50%

The enclosed narrative valuation report and exhibits, as well as all documents provided to us by the Company, constitute the basis of our valuation. If the facts or other representations and interpretations provided to us are being changed by the Company for whatsoever reasons, this valuation report of the Company will require to be updated. We have no obligation to update the valuation report of the Company for information that comes to our attention after the date of this report.

No partner or employee of Kreston ME Consulting or Kreston Menon Group has any current or contemplated future interest in the Company or any other interest that might tend to prevent them from making an unbiased view of the valuation. Compensation to Kreston ME Consulting is not contingent on the views or conclusions reached in this appraisal report.

Yours Sincerely,

كريستون ام اي كونسلتينج
P.O.Box: 29672
Dubai - U.A.E.
KRESTON M E CONSULTING

Raju Menon
Managing Partner
Kreston ME Consulting

Table of Content

Glossary of Terms

Abbreviation	Description
AED	United Arab Emirates Dirham
USD	Unites States Dollars
DCF	Discounted Cash Flow
EBITDA	Earnings before interest, taxes, depreciation, and amortization
EV	Enterprise Value
FCFE	Free Cash Flows to Equity shareholders
Valuation Date	31st December 2021
Report	This report dated 25 April 2022
CAGR	Compound Annual Growth rate
FY	Financial Year
FYE	Financial Year ending
GA Expenses	General & Administrative Expenses
m	Millions
k	Thousand
Ke	Cost of Equity
Kd	Cost of Debt
Rf	Risk Free rate

Introduction and Background

Quality International Co. Ltd FZC. ('the Company') is a Limited Liability Company incorporated in Sharjah, United Arab Emirates. The Company is licensed by Hamriyah Free Zone Authority to engage in general trading, manufacturing and fabrication of steel and steel products and manufacturing of pressure vessels, tanks, heat exchangers and construction of storage tanks and piping.

The registered office of the Company is at Hamriyah Free Zone, Sharjah, United Arab Emirates, P.O. Box 50622.

Quality International Holdings Limited is a leading Process Equipment Manufacturer and Project Management Company in the United Arab Emirates (U.A.E.) having manufacturing facilities at Sharjah, Fujairah, and an upcoming facility in KIZAD, Abu Dhabi.

Quality has a total manufacturing area of 900,000 Square Mtrs. with around 222,000 Square Mtrs. of plot having a Waterfront Facility. This enables shipment of very large sized equipment's / modules directly onto the Barge / Ship and have a total work force of over 1750 People. They design projects and equipment as per the customer - specific requirements.

Their customers are EPC contractors, Technology Providers and multinational companies who are leaders in their respective field e.g., Oil & Gas, Petrochemical & Refinery, Chemical & Fertilizer, Power & Desalination, Water & Wastewater and Offshore Industries.

It also undertakes "Turnkey Projects" in Tank Farm Construction, Lubricant and Grease Plants, Chemical and Polymer Plants etc.

Quality has supplied equipments worldwide out of which major countries being USA, MEXICO, CHILE, POLAND, U.K., RUSSIA, ALGERIA, EGYPT, BAHRAIN, IRAQ, KUWAIT, OMAN, SAUDI ARABIA, INDIA, PHILIPPINES, AUSTRALIA etc.

Shareholding Structure

The legal shareholding structure of Quality International Co. Ltd FZC. is as follows:

Name of the Shareholder	No of shares	Amount in AED	% Shareholding
Mr. Ramakrishnan Saseendran Kodapully	75	75000	50%
Gerab National Enterprises LLC	75	75000	50%

Business Overview

Quality International Co. Ltd FZC. is engaged in providing below services and products:

1. PRESSURE VESSELS and COLUMNS AND TOWERS

It Include all types of Pressure Vessels and Reactors including those with ASME “U / U2” Stamp Certification, in Horizontal / Vertical Design and all types of Columns and Towers including those with ASME “U / U2” Stamp Certification.

Their expertise includes plasma cutting machines and in-house rolling capability up to 135 mm. It has 5 nos. of rolling Machines (135 mm, 70mm, 55mm, 20mm, 10mm), huge quantity of welding machines, rotators & idlers, in-house radiography bunker, in-house PWHT ovens, waterfront yard for fabrication and assembly of very large equipments.

2. SHELL & TUBE HEAT EXCHANGERS

This includes following types of heat exchangers in horizontal / vertical design: Shell & tube, coaxial tubes, floating head tube sheet, fixed tube sheets, kettle type re-boiler, u- tubes, fin tubes.

3. SHOP FABRICATED TANKS

This includes flat bottom/sloping Bottom with conical roof/flat roof, silos & hoppers, rectangular tanks.

4. PIPING SPOOL FABRICATION

This includes in-house semi-automatic pipe spool fabrication line capable of producing 1000-inch dia./day (of average 6-inch size), large Area available for storing of Raw materials and finished Spools, radiography Bunker available in-house, in house PWHT ovens, Separate areas for CS & SS / Duplex Fabrication.

5. SKID MOUNTED PACKAGES & MODULAR ASSEMBLIES

This includes separators skids & other skidded equipment, fuel gas conditioning skids, filtration skids, gas refrigeration modules, gas dehydration modules, gas sweetening modules, desalination plant modules, pipe rack modules, FCO provides highly efficient natural inlet or extract ventilation through the wall and is suited to most kinds of industrial and commercial buildings.

6. SITE ERECTED TANKS (TANK FARMS)

As a mechanical contractor for Large Diameter Tanks their expertise includes: fixed conical roof, fixed aluminum dome with internal floating roof (IFR), external floating roof.

7. OFFSHORE STRUCTURES

Offshore Structures include piles, jackets, decks, flare trestles, bridges, top sides, pipe racks, offshore process platform and auxiliary structures.

VALUATION APPROACH

For the purpose of arriving at the value of Quality International Co. Ltd FZC., we have estimated the value of the Company using the Discounted Cash Flow Method (DCF) Method.

:

Scope, Basis, and Limitations

This report is prepared to enable the potential investor in arriving at an appropriate business value of the target. The cut-off date considered for valuation is 31 December 2021.

The valuation report is based on the following assumptions, considerations and limiting conditions:

- The valuation of Quality International Co. Ltd FZC. is based on a basic premise that the Company is a going concern on the valuation date i.e., the entity will continue to operate in its current form after the valuation date.
- Information provided to us by the management which forms the basis for our valuation is accepted as reliable and accordingly has not been independently verified by us for accuracy or completeness. This information primarily included:
    - Audited Financials for the year ended 31 December 2017, 31 December 2018, 31 December 2019, 31 December 2020 and draft financial statement of 31 December 2021.
    - Management account up to June 2022.
    - The forecasts for the FY 2022 to FY 2027.
- Due diligence was conducted on the financial projections provided by management of Quality International.
- The financials projections for the future years are based on the Quality International management assumptions and estimation based on current and future economic conditions, and a conservative unbiased review of the future operations of the business.
- The assumptions considered may be subject to changes due to unforeseen market and operating conditions.
- The opening balances for the first projection period have been given due treatment based on representations received from the management, the corresponding effect on the P&L and Cash flows have been considered.
- It is assumed that all cash generations are available for the projected business expansion and whenever required, the shareholders shall arrange or raise funds for the same.
- The valuation conducted is subject to the assumption that a market participant will have access to similar cost of funding.
- The valuation report is only to represent the valuation estimate as at the cut-off date of valuation. The economic conditions may vary significantly over a short period of time in the event of any volatilities in the market. Any such subsequent changes in the working of the Company could result in a different valuation estimate.

The management was provided a copy of this report prior to final issuance to ensure the accuracy of facts and figures, which were confirmed by them.

Valuation – Discounted Cash Flow Method

The value of equity as per financial statements of "Quality International Co. Ltd FZC." as on 31 December 2021 is shown below as USD 300 Million.

Quality Internatonal Co Ltd FZC

USD						
Year ended 31 December	**2022**	**2023**	**2024**	**2025**	**2026**	**2027**
Projected EBITDA	**15,279**	**20,679**	**25,162**	**29,276**	**33,284**	**36,688**
Add: Provision for EOSB	834	959	1,103	1,268	1,459	1,677
Less: payment of EOSB	(166)	(208)	(260)	(325)	(406)	(508)
Less: changes in working capital	6,712	3,832	810	(3,474)	(2,156)	86
Less: Capex	(8,174)	(8,174)	(8,174)	(8,174)	(5,450)	(5,450)
Adjusted fee cash flow to the firm ("FCFF")	**14,484**	**17,088**	**18,641**	**18,571**	**26,732**	**32,494**

WACC	12.0%					
Long term growth rate	3.0%					
Present value of FCFF	**14,484**	**15,037**	**14,436**	**12,656**	**16,031**	**17,148**
	100.00%	88.00%	77.44%	68.15%	59.97%	52.77%

Net Present Value of projection period FCFF	89,792	30%
Present Value of Terminal period	211010.58	70%
Enterprise value	**300802.14**	

Add: Cash at 31 Dec 2021	453
Less: Debt at 31 Dec 2021	(35,763)
Net Debt / Other Adjustments	(35,310)
Equity Value - 100%	**265492.25**

Disclaimer and Confidentiality

This confidential valuation report has been produced for the exclusive use of the potential investors and their designated representatives for internal purposes to arrive at value of the Target Company.

This document is intended for use for the above purpose and mere possession of this document does not convey a right of reliance, nor may any party place reliance on it, for any purpose other than that for which it was prepared.

Figures, including those pertaining to the market estimation, are only estimates made based on current market conditions and foreseeable future events. Any changes arising in the market conditions and unforeseen events may lead to a change in the figures included in this report.

The actual transaction prices may vary, depending on the specific circumstances and considerations other than the fair market value. Such factors include, but are not limited to, the degree of urgency attached to the sale or acquisition. In such cases, the user is responsible for making his/her own determination of the fairness of any transaction.

Estimates of future events described herein represent the Company's general expectation concerning such events as on the valuation date. These events may not occur as anticipated and actual operating results may vary materially from those projected by the Company. Hence, these estimates need to be revisited by the management with actuals on a periodic basis.

Except as specifically stated to the contrary, this valuation report has given no consideration to the following matters to the extent they exist:

- Matters of a legal nature, including issues of legal title and compliance with local laws or breach of any banking covenant, and
- Litigation and other contingent liabilities that are not recorded in the balance sheet. The user of this valuation report is responsible for making his/her own determination about the impact, if any, of these matters on the value reported in our report.

While the information included herein is believed to be accurate and reliable, Kreston ME Consulting does not make any representations of warranties, expressed or implied, as to the accuracy or completeness of such information.

Region Overview – Middle East and North Africa

U.A.E. Market Overview

While the UAE has long been considered a primary focus for leading international onshore engineering, procurement, and construction (EPC) contractors, stakeholders from around the world have now begun to turn their eyes more fervently to the oil-producing nation.

Following Russia's war in Ukraine, key players, such as Paris-headquartered Technip Energies and Sydney-based Worley, have declared that they will no longer be pursuing further opportunities in Russia, echoing the strong sentiments shared by the US and UK governments. These firms look to the U.A.E., leading to greater competition for key tenders.

The immediate mindset of the oil and gas majors in the Middle East would be to maximize revenues by increasing production. This requires investment, therefore, more oil and gas infrastructure projects designed at increasing production capacities. This, in turn, will increase demand for high-skilled engineering services, especially due to upcoming, large projects such as Abu Dhabi National Oil Company (ADNOC's) Hail and Ghasha development.

Rising Foreign Direct Investment (FDIs) along with growing industrial landscape in the region is expected to boost the Oil and Gas EPC Market share during the advent of the forecast period. Also, increasing extraction of oil from Saudi Arabia and improving political conditions are expected to increase the footprint of the market.

Asia Pacific will hold a significant share of the market due to rising investments in oil & gas and coal. Also, rising offshore activities in the region and increasing number of prominent players are expected to boost the market growth during the forecast duration.

Industry Outlook

Industry growth

North America is the largest regional EPC market globally and is valued at USD 2,027.3 billion in 2020. It is expected to grow at a modest CAGR of 1.8% from 2020 to 2025. One of the major reasons for this slow growth is the COVID pandemic. While over 50% of the EPC projects in North America have a contract duration of 5–10-year timeframe, the pandemic has made significant supply chain disruptions and monetary constraints. This will make it challenging for the EPC contractors to deliver the turnkey projects within the specified timeframe.

The COVID pandemic caused significant supply chain disruptions and monetary constraints leading to the pause or cancellation of several EPC contracts globally. For ones that did not halt operations, procurement during the pandemic proved particularly challenging. Additionally, maintaining social distancing norms and safety protocols of workers required extra cost. These proved particularly challenging for EPC contractors particularly because the budget of such projects is pre-determined. While exceptions were made due to the unprecedented nature of the pandemic, there were still impacts on the cost of operation and timelines for completion. All this essentially impacts the profit margins from the EPC contracts.

The 2020 recession was among the shortest ever, but its impact continues to be observed across both the larger US economy and the engineering and construction (E&C) industry. In year 2021 outlook, the E&C industry's strong order books and better control over its leverage and credit could lead to a quicker recovery. Indeed, the industry reached and surpassed pracademic gross domestic product (GDP) levels by Q3 2020 and since then has been adding more than $20 billion to the economy every quarter. Total construction spending continues to remain strong, reaching record-high levels in July 2021 While the industry recovered close to 0.9 million of the 1.1 million jobs lost to the pandemic and maintained a strong order book, six in 10 firms surveyed are experiencing project delays due to workforce shortages. 2021 revenue growth for the industry is projected to be around 6.9% and will likely accelerate further in 2022.

The industry responded very well during the pandemic and has come out strong in the recovery period. Total construction spending recovered and peaked at $1.57 trillion in July 2021, a record high for the series and 12% higher than 2019 average levels.

In 2020, most E&C firms were focused on being risk-averse and conserving cash to maintain liquidity. 2021, however, provides a stark contrast, as transaction levels for the first nine months are already 152% higher than the full year 2020 and 10% higher than all activity in 2019. The US E&C industry ramped up M&A activity, registering $16 billion in deal value, during the first eight months of 2021. At this pace, the industry is likely to exceed the $20 billion deal value mark by the end of the year.

E&C companies have also shown renewed interest in technology and telecom targets to gain faster access to new digital capabilities and solutions. Between August 2020 and 2021, US E&C firms acquired as many as 27 targets across the software, electronics, technology consulting and services, and motion picture fields. A move in the right direction, this is further anticipated to pick up pace in 2022 as E&C firms work toward acquiring technologies to help develop a connected, integrated, and automated operations foundation.

Financial Performance – Historical and Projected

1. Past and Projected Balance Sheet

2. Past and Projected Income Statement

3. Projected Cash Flow

Quality International Co. Ltd FZC

Balance Sheet (in USD000s)										
Year ended 31 December	2018A	2019A	2020P	2021P	2022P	2023P	2024P	2025P	2026P	2027P
Assets										
Current assets										
Cash and bank balance	1,135	3,547	1,356	453	3,427	3,493	5,695	5,546	5,490	6,138
Receivables	1,11,092	64,404	80,848	73,816	72,630	73,619	73,192	77,525	79,333	79,513
Advances, deposits and other receivables	9,103	28,248	15,518	15,863	10,458	6,433	6,234	6,318	6,415	6,521
Inventories	3,220	2,363	1,588	1,514	1,787	2,035	2,327	2,666	3,050	3,474
Total current assets	**1,24,550**	**98,562**	**99,310**	**91,646**	**88,303**	**85,581**	**87,447**	**92,055**	**94,288**	**95,646**
Non-current assets										
Property, plant and equipment	29,423	26,786	23,746	22,431	26,007	29,175	31,934	34,284	33,637	32,717
Right of Use Asset	-	14,879	14,214	12,899	12,899	12,899	12,899	12,899	12,899	12,899
Total non-current assets	**29,423**	**41,665**	**37,959**	**35,330**	**38,907**	**42,074**	**44,833**	**47,183**	**46,536**	**45,616**
Total Assets	**1,53,973**	**1,40,227**	**1,37,270**	**1,26,976**	**1,27,209**	**1,27,655**	**1,32,280**	**1,39,238**	**1,40,824**	**1,41,263**
LIABILITIES AND TOTAL EQUITY										
Current liabilities										
Bank borrowings	9,731	13,235	13,658	17,162	10,081	6,266	5,449	4,904	4,086	3,269
Payables and Accruals	64,515	27,446	27,892	26,556	26,951	27,994	28,469	29,752	29,885	30,681
Total current liabilities	**74,247**	**40,680**	**41,550**	**43,719**	**37,032**	**34,260**	**33,917**	**34,656**	**33,971**	**33,950**
Non-current liabilities										
Long Term Loan Borrowings	29,465	22,554	23,338	18,601	16,349	13,079	9,809	6,539	3,270	(0)
Lease Liabilities - Long term	-	14,885	15,026	14,975	14,975	14,975	14,975	14,975	14,975	14,975
Employees' end of service benefits	1,439	1,552	1,717	1,874	2,542	3,293	4,136	5,079	6,132	7,302
Total non-current liabilities	**30,903**	**38,991**	**40,082**	**35,449**	**33,865**	**31,346**	**28,920**	**26,594**	**24,376**	**22,277**
Equity										
Capital	2,725	2,725	2,725	2,725	2,725	2,725	2,725	2,725	2,725	2,725
General & Legal Reserve	13,677	13,813	13,949	14,085	14,222	14,358	14,494	14,630	14,766	14,903
Retained earnings	30,954	32,413	32,613	25,374	33,742	42,066	49,324	57,734	62,085	64,509
Shareholders current account/Loan	1,468	11,605	6,351	5,625	5,625	2,900	2,900	2,900	2,900	2,900
Total Equity	**48,823**	**60,556**	**55,638**	**47,808**	**56,313**	**62,048**	**69,443**	**77,989**	**82,476**	**85,037**
Total Liabilities and Total Equity	**1,53,973**	**1,40,227**	**1,37,270**	**1,26,976**	**1,27,209**	**1,27,655**	**1,32,280**	**1,39,238**	**1,40,824**	**1,41,263**

Quality International Co. Ltd FZC

Income Statement (in USD000s)										
Year Ended 31 December	**2018A**	**2019A**	**2020P**	**2021P**	**2022P**	**2023P**	**2024P**	**2025P**	**2026P**	**2027P**
Revenues	**79,010**	**64,499**	**41,087**	**27,525**	**91,078**	**1,23,910**	**1,45,825**	**1,69,479**	**1,92,479**	**2,11,979**
Direct Costs	55,293	43,589	27,533	21,793	64,147	88,294	1,04,274	1,21,341	1,37,980	1,52,154
Gross Profit	**23,716**	**20,910**	**13,553**	**5,732**	**26,932**	**35,616**	**41,551**	**48,138**	**54,499**	**59,825**
Administrative expenses	9,045	9,748	5,321	5,846	11,334	14,504	15,878	18,269	20,541	22,395
Selling & Distribution expenses	892	1,242	205	65	455	619	729	847	962	1,060
Management Remuneration	0	0	0	0	0	0	0	0	0	0
Other Income	284	562	693	877	137	186	219	254	289	318
EBITDA	**14,064**	**10,482**	**8,720**	**699**	**15,279**	**20,679**	**25,162**	**29,276**	**33,284**	**36,688**
Depreciation	4,105	4,708	4,700	4,189	4,598	5,007	5,416	5,824	6,097	6,369
EBIT	**9,959**	**5,774**	**4,019**	**-3,490**	**10,681**	**15,672**	**19,747**	**23,452**	**27,188**	**30,319**
Finance costs	4,032	4,178	3,683	3,613	2,177	1,762	1,453	1,282	902	510
Net profit	**5,928**	**1,596**	**336**	**-7,103**	**8,504**	**13,910**	**18,294**	**22,170**	**26,285**	**29,809**

Key ratios	**2018F**	**2019P**	**2020P**	**2021P**	**2022P**	**2023P**	**2024P**	**2025P**	**2026P**	**2027P**
Revenue growth rate	61.9%	(18.4%)	(36.3%)	(33.0%)	230.9%	36.0%	17.7%	16.2%	13.6%	10.1%
Gross Profit %	30.0%	32.4%	33.0%	20.8%	29.6%	28.7%	28.5%	28.4%	28.3%	28.2%
EBITDA %	17.8%	16.3%	21.2%	2.5%	16.8%	16.7%	17.3%	17.3%	17.3%	17.3%
EBIT %	12.6%	9.0%	9.8%	(12.7%)	11.7%	12.6%	13.5%	13.8%	14.1%	14.3%
Net profit %	7.5%	2.5%	0.8%	(25.8%)	9.3%	11.2%	12.5%	13.1%	13.7%	14.1%
Direct Cost	69.98%	67.58%	67.01%	79.17%	70.43%	71.26%	71.51%	71.60%	71.69%	71.78%
Administrative expenses	11.45%	15.11%	12.95%	21.24%	12.44%	11.71%	10.89%	10.78%	10.67%	10.56%
Selling & Distribution expenses	1.13%	1.93%	0.50%	0.23%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%

Quality International Co. Ltd FZC						
Cash Flow - Next 5 Years						
Year ended 31 December	**2022P**	**2023P**	**2024P**	**2025P**	**2026P**	**2026P**
Net Profit for the year	**8,504**	**13,910**	**18,294**	**22,170**	**26,285**	**29,809**
Add: Non Cash Adjustments:						
- Depreciation	4,598	5,007	5,416	5,824	6,097	6,369
- Finance costs	2,177	1,762	1,453	1,282	902	510
- EOSB	834	959	1,103	1,268	1,459	1,677
Total Operating Profits	**16,113**	**21,638**	**26,265**	**30,544**	**34,743**	**38,365**
Add / (Less): Changes in Working Capital	**6,712**	**3,832**	**810**	**(3,474)**	**(2,156)**	**86**
- Changes in Receivables	1,186	(989)	427	(4,334)	(1,808)	(180)
- Changes in Inventories	(273)	(248)	(292)	(339)	(385)	(424)
- Changes in Advances	5,404	4,025	200	(85)	(96)	(106)
- Changes in Accounts Payables & Accruals	395	1,043	475	1,283	133	796
Cash generated from Operations	**22,825**	**25,470**	**27,075**	**27,071**	**32,587**	**38,451**
Less: EOSB Paid	-166	-208	-260	-325	-406	-508
Less : Finance Costs Paid	-2,177	-1,762	-1,453	-1,282	-902	-510
Cash generated / (used) from operations	**20,482**	**23,500**	**25,362**	**25,464**	**31,279**	**37,433**
Cash from / (in) in Investing Activities	**(8,174)**	**(8,174)**	**(8,174)**	**(8,174)**	**(5,450)**	**(5,450)**
- Investment in Fixed Assets	(8,174)	(8,174)	(8,174)	(8,174)	(5,450)	(5,450)
Cash from / (in) in Financing Activities	**(9,334)**	**(15,259)**	**(14,986)**	**(17,439)**	**(25,886)**	**(31,335)**
Net Increase / (Decrease) in Cash & Bank	**2,973**	**67**	**2,202**	**(149)**	**(56)**	**649**
Opening Cash Balance Current Year	453	3,427	3,493	5,695	5,546	5,490
Total Cash & Bank Balance	**3,427**	**3,493**	**5,695**	**5,546**	**5,490**	**6,138**